Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 26, 2007

Pricing Supplement No. 2007—MTNDD185, Dated                          , 2007

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$                             principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Notes Based Upon Two Baskets of Currencies Due November , 2008

•	We will not make any payments on the notes prior to maturity.

•

The notes will mature on November     , 2008. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$970 plus a supplemental return amount, which may be positive or zero. The amount you receive at maturity could be less than US$1,000 per note but will be at least US$970 per note.

•

The supplemental return amount will be based on the difference between the currency basket A return and the currency basket B return. The currency basket A return will equal the average percentage change in the value of the Brazilian real, Argentine peso, Indian rupee, South African rand, and Turkish lira relative to the U.S. dollar from the date on which the notes are priced for initial sale to the public, which we refer to as the pricing date, to the fifth business day before maturity. The currency basket B return will equal the average percentage change in the value of the Swiss franc, Japanese yen, Singapore dollar, Taiwan dollar, and Czech koruna relative to the U.S. dollar during the same period.

•

If the currency basket A return minus the currency basket B return (expressed as a percentage) is greater than approximately 20% to 22%(to be determined on the pricing date), the supplemental return amount per note will equal the product of (i) US$1,000 and (ii) the currency basket A return minus the currency basket B return (expressed as a percentage).

•

If the currency basket A return minus the currency basket B return (expressed as a percentage) is greater than or equal to zero but less than or equal to approximately 20% to 22% (to be determined on the pricing date), the supplemental return amount per note will equal the product of (i) US$1,000 and (ii) approximately 20% to 22% (to be determined on the pricing date).

•	If the currency basket A return minus the currency basket B return (expressed as a percentage) is less than zero, the supplemental return amount per note will equal zero.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Citigroup Global Markets Inc. will purchase the notes from Citigroup Funding at a price of US$1,000 per note and expects to sell the notes to the public, directly or through certain dealers, in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated.

We expect that delivery of the notes will be made against payment therefor on or about                          , 2007. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next business day(s) will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Investment Products	Not FDIC Insured	No Bank Guarantee

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Notes Based Upon Two Baskets of Currencies Due November     , 2008. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately one year. The notes pay an amount at maturity that will depend on the difference between (i) the currency basket A return, which is the average percentage change in the value of the Brazilian real, Argentine peso, Indian rupee, South African rand, and Turkish lira (which we collectively refer to as the basket A currencies) relative to the U.S. dollar from the date on which the notes are priced for initial sale to the public, which we refer to as the pricing date, to the fifth business day before maturity, which we refer to as the valuation date, and (ii) the currency basket B return, which is the average percentage change in the value of the Swiss franc, Japanese yen, Singapore dollar, Taiwan dollar, and Czech koruna (which we collectively refer to as the basket B currencies) relative to the U.S. dollar during the same period. If the difference between the currency basket A return and the currency basket B return (expressed as a percentage), each of the currency basket A return and the currency basket B return as measured by each relevant exchange rate, from the pricing date to the valuation date, is greater than approximately 20% to 22% (to be determined on the pricing date), the payment you will receive at maturity will equal 97% of your initial investment in the notes plus the difference between the currency basket A return and the currency basket B return (expressed as a percentage) multiplied by the principal amount of each note you then hold. If the currency basket A return minus the currency basket B return (expressed as a percentage), each of the currency basket A return and the currency basket B return as measured by each relevant exchange rate, from the pricing date to the valuation date, is greater than or equal to zero but less than or equal to approximately 20% to 22% (to be determined on the pricing date), the payment you will receive at maturity will be approximately 117% to 119% (to be determined on the pricing date) of the principal amount of each note you then hold. If the currency basket A return minus the currency basket B return (expressed as a percentage), each of the currency basket A return and the currency basket B return as measured by each relevant exchange rate, from the pricing date to the valuation date, is less than zero, the payment you will receive at maturity will equal only 97% of the principal amount of each note you then hold. This will be true even if the return on the basket A currencies is greater than the return on the basket B currencies at one or more times during the term of the notes but the currency basket A return is less than the currency basket B return on the valuation date. Because the amount you receive at maturity is determined by adding the supplemental return amount to 97%, not 100%, of the principal amount of the notes, the supplemental return amount, if any, will be offset by an amount equal to 3% of the principal amount of the notes, or US$30 per note.

The performance of each of the basket A currencies and the basket B currencies (which we collectively refer to as the basket currencies) is measured by its exchange rate. Each exchange rate reflects the amount of the relevant basket currency that can be exchanged for one U.S. dollar. Thus, an increase in a basket currency’s exchange rate means that the value of that currency has decreased. For example, if the USDTRY exchange rate (that is, the Turkish lira exchange rate) has increased from 1.00 to 2.00, it means the value of one Turkish lira (as measured against the U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a basket currency’s exchange rate means that the value of that currency has increased.

The notes mature on November     , 2008 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes.

What Will I Receive at Maturity of the Notes?

The notes will mature on November     , 2008. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$970 plus a supplemental return amount, which may be positive or zero.

How Will the Supplemental Return Amount Be Calculated?

The supplemental return amount will be based on the difference between the currency basket A return and the currency basket B return and will be calculated as follows:

•

If the currency basket A return minus the currency basket B return (expressed as a percentage) is greater than approximately 20% to 22% (to be determined on the pricing date), the supplemental return amount per note will equal the product of (i) US$1,000 and (ii) the currency basket A return minus the currency basket B return (expressed as a percentage).

•

If the currency basket A return minus the currency basket B return (expressed as a percentage) is greater than or equal to zero but less than or equal to approximately 20% to 22% (to be determined on the pricing date), the supplemental return amount per note will equal the product of (i) US$1,000 and (ii) approximately 20% to 22% (to be determined on the pricing date).

•	If the currency basket A return minus the currency basket B return (expressed as a percentage) is less than zero, the supplemental return amount per note will equal zero.

The currency basket A return will equal the sum of the weighted currency return for each of the basket A currencies, expressed as a percentage. The basket A currencies are the Brazilian real, Argentine peso, Indian rupee, South African rand, and Turkish lira.

The currency return for each of the basket A currencies will equal the following fraction:

Starting Exchange Rate – Ending Exchange Rate	×	Allocation Percentage (20%)
Starting Exchange Rate

The currency basket B return will equal the sum of the weighted currency return for each of the basket B currencies, expressed as a percentage. The basket B currencies are the Swiss franc, Japanese yen, Singapore dollar, Taiwan dollar, and Czech koruna.

The currency return for each of the basket B currencies will equal the following fraction:

Starting Exchange Rate – Ending Exchange Rate	×	Allocation Percentage (20%)
Starting Exchange Rate

The starting exchange rate for the Brazilian real, Argentine peso, Indian rupee, South African rand, Turkish lira, Swiss franc, Japanese yen, Singapore dollar, Taiwan dollar, and Czech koruna will equal the USDBRL, USDARS, USDINR, USDZAR, USDTRY, USDCHF, USDJPY, USDSGD, USDTWD, and USDCZK exchange rate, respectively, on the pricing date, each as calculated by the calculation agent or reported, as described below.

The ending exchange rate for the Brazilian real, Argentine peso, Indian rupee, South African rand, Turkish lira, Swiss franc, Japanese yen, Singapore dollar, Taiwan dollar, and Czech koruna will equal the USDBRL, USDARS, USDINR, USDZAR, USDTRY, USDCHF, USDJPY, USDSGD, USDTWD, and USDCZK exchange rate, respectively, on the valuation date, each as calculated by the calculation agent or reported, as described below.

The starting exchange rate and the ending exchange rate for the USDZAR, USDTRY, USDCHF, USDJPY, USDSGD, and USDCZK will be calculated using exchange rates provided by the European Central Bank and reported by Bloomberg on Page “ECB3”. Because the European Central Bank does not provide exchange rates for South African rand, Turkish lira, Swiss franc, Japanese yen, Singapore dollar, and Czech koruna relative to the U.S. dollar, the calculation agent will calculate these rates using the exchange rates for the South African rand, Turkish lira, Swiss franc, Japanese yen, Singapore dollar, and Czech koruna relative to the European Union euro and the exchange rate for the U.S. dollar relative to the European Union euro, each of which are provided by the European Central Bank and reported by Bloomberg on Page “ECB3”.

The USDBRL exchange rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian real per one U.S. dollar, as reported by Bloomberg on Page “NDFL” in the Brazil row, or any substitute page, for a relevant date.

The USDARS exchange rate will equal the U.S. dollar/Argentine peso exchange rate in the global spot foreign exchange market, expressed as the amount of Argentine peso per one U.S. dollar, as reported by Bloomberg on Page “NDFL” in the Argentina row, or any substitute page, for a relevant date.

The USDINR exchange rate will equal the U.S. dollar/Indian rupee exchange rate in the global foreign exchange market expressed as the amount of Indian rupee per one U.S. dollar, as reported by Bloomberg on Page “NDFF” in the India row, or any substitute page, for a relevant date.

The USDZAR exchange rate will equal the U.S. dollar/South African rand exchange rate in the global foreign exchange market, expressed as the amount of South African rand per one U.S. dollar. The USDZAR exchange rate will be calculated by the calculation agent by dividing the EURZAR exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURZAR exchange rate will equal the European Union euro/South African rand exchange rate in the global spot foreign exchange market, expressed as the amount of South African rand per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDTRY exchange rate will equal the U.S. dollar/Turkish lira exchange rate in the global spot foreign exchange market, expressed as the amount of Turkish lira per one U.S. dollar. The USDTRY exchange rate will be calculated by the calculation agent by dividing the EURTRY exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURTRY exchange rate will equal the European Union euro/Turkish lira exchange rate in the global spot foreign exchange market, expressed as the amount of Turkish lira per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDCHF exchange rate will equal the U.S. dollar/Swiss franc exchange rate in the global foreign exchange market expressed as the amount of Swiss franc per one U.S. dollar. The USDCHF exchange rate will be calculated by the calculation agent by dividing the EURCHF exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURCHF exchange rate will equal the European Union euro/Swiss franc exchange rate in the global spot foreign exchange market, expressed as the amount of Swiss franc per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDJPY exchange rate will equal the U.S. dollar/Japanese yen exchange rate in the global foreign exchange market expressed as the amount of Japanese yen per one U.S. dollar. The USDJPY exchange rate will be calculated by the calculation agent by dividing the EURJPY exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURJPY exchange rate will equal the European Union euro/Japanese yen exchange rate in the global spot foreign exchange market, expressed as the amount of Japanese yen per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDSGD exchange rate will equal the U.S. dollar/Singapore dollar exchange rate in the global foreign exchange market expressed as the amount of Singapore dollar per one U.S. dollar. The USDSGD exchange rate will be calculated by the calculation agent by dividing the EURSGD exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURSGD exchange rate will equal the European Union euro/Singapore dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Singapore dollar per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDTWD exchange rate will equal the U.S. dollar/Taiwan dollar exchange rate in the global foreign exchange market expressed as the amount of Taiwan dollars per one U.S. dollar, as reported by Bloomberg on Page “NDFF” in the Taiwan row, or any substitute page, for a relevant date.

The USDCZK exchange rate will equal the U.S. dollar/Czech koruna exchange rate in the global foreign exchange market expressed as the amount of Czech koruna per one U.S. dollar. The USDCZK exchange rate will be calculated by the calculation agent by dividing the EURCZK exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURCZK exchange rate will equal the European Union euro/Czech koruna exchange rate in the global spot foreign exchange market, expressed as the amount of Czech koruna per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

If any of the USDBRL and USDARS is not so reported on Bloomberg Page “NDFL,” or any substitute page thereto, or if any of the USDINR and USDTWD is not so reported on Bloomberg Page “NDFF,” or any substitute page thereto, or if any of the EURZAR, EURTRY, EURCHF, EURJPY, EURSGD, EURCZK

exchange rate is not so reported on Bloomberg Page “ECB3”, or any substitute page thereto, then the USDTRY, USDBRL, USDARS, USDZAR, USDINR, USDCHF, USDJPY, USDSGD, USDTWD or USDCZK exchange rates, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine if such quotation is reasonable. If no spot quotation is available, then the relevant exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

For more specific information about the “supplemental return amount,” the “currency basket A return,” the “currency basket B return,” the “currency return” and the determination of exchange rates, please see “Description of the Notes—Supplemental Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples of hypothetical maturity payments, see “Description of the Notes—Hypothetical Maturity Payment Examples” in this pricing supplement.

What Will I Receive if I Sell the Notes Prior to Maturity?

If you choose to sell your notes before maturity, you are not guaranteed to receive 97% of the principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—No Principal Protection Unless You Hold the Notes to Maturity,” “—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information. You will receive at least 97% of the principal amount of your notes only if you hold the notes at maturity.

How Have the Basket Currencies Performed Historically?

We have provided graphs showing the daily values of each relevant exchange rate, as reported on Bloomberg, from January 2, 2002 to October 25, 2007, and a table showing the high and low values of each relevant exchange rate for each quarter since the first quarter of 2002. You can find this graph and table in the section “The Basket Currencies and Exchange Rates—Historical Data on the Exchange Rates” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the value of each basket currency in recent years. However, past performance is not indicative of how the basket currencies will perform in the future.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based on the relevant exchange rates or the basket currencies. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend

on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

The notes are subject to the timing rules applicable to debt obligations with a maturity of one year or less and to the special character rules applicable to debt instruments that provide for payments determined by reference to one or more foreign currencies. There are, however, no rules specifically addressing the U.S. federal income tax treatment of notes with terms identical to those of the notes. Under the rules described above, a U.S. holder generally will be required to recognize income with respect to the notes in accordance with the holder’s method of tax accounting. In addition, under these rules, at maturity or upon the sale or other taxable disposition of a note, gain recognized by a U.S. holder generally will be treated as ordinary income. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK F ACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the basket currencies relative to the U.S. dollar, and other events that are difficult to predict and beyond our control.

You May Lose a Portion of Your Investment

The amount of the maturity payment will depend on the difference between the currency basket A return and currency basket B return, each of which is the average percentage change of the value of the basket currencies included in each basket relative to the U.S. dollar from the pricing date to the valuation date. Unless the currency basket A return is greater than or equal to the currency basket B return, the payment you receive at maturity will be limited to 97% of the principal amount of your initial investment in the notes, or US$970 for each note you then hold, in which case your investment in the notes will result in a loss. This will be true even if the return on the basket A currencies is greater than the return on the basket B currencies at one or more times during the term of the notes, but the currency basket A return is less than the currency basket B return on the valuation date.

The Use of Returns on Two Baskets of Currencies Instead of a Single Currency Return May Lower the Return on Your Investment

Because the amount of the maturity payment will depend on the difference between the currency basket A return and currency basket B return, any increase in the values of the basket A currencies may be offset by an increase in the values of the basket B currencies, thereby resulting in a lower return or no return on your investment. This may be true even if all the currencies in both baskets increase in value relative to the U.S. dollar. In addition, because both the currency basket A return and currency basket B return will be based on the sum of the weighted currency return for each basket currency included in the basket, a significant change in the value of one or more of the other currencies in the same basket relative to the U.S. dollar may be substantially or entirely offset by an opposite change in the value of one or more of the other currencies in the same basket relative to the U.S. dollar during the term of the notes.

The Supplemental Return Amount will be Offset

The amount you receive at maturity will be determined by adding the supplemental return amount, if any, to 97%, not 100%, of the principal amount of the notes. Thus, the supplemental return amount, if any, will be offset by an amount equal to 3% of the principal amount of the notes, or US$30 per note.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least 97% of the principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate and, because the notes are not fully principal-protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, unless the currency basket A return is greater than or equal to the currency basket B return, your maturity payment will be equal to 97% of your initial investment in the notes and the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes.

The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors

The value of any currency, including the basket currencies and the U.S. dollar, may be affected by complex political and economic factors. The value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, is at any moment a result of the supply and demand for the relevant currencies and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Federative Republic of Brazil, Argentina, the Republic of India, South Africa, the Republic of Turkey, Switzerland, Japan, Singapore, Taiwan, the Czech Republic and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in the Federative Republic of Brazil, Argentina, the Republic of India, South Africa, the Republic of Turkey, Switzerland, Japan, Singapore, Taiwan, the Czech Republic and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by those and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of many nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of the Republic of Turkey, the Federative Republic of Brazil, Argentina, South Africa, the Republic of India, Switzerland, Japan, Singapore, Taiwan, the Czech Republic and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments that could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the basket currencies or the U.S. dollar specifically, or any other currency.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Basket Currency Exchange Rates. We expect that the market value of the notes at any given time will likely depend substantially on the changes, if any, in the value of each of the basket currencies relative to the U.S. dollar from their respective starting values. For example, increases in the value of one or more of the basket A currencies relative to the U.S. dollar (as measured by a decrease in the corresponding exchange rate from its starting value) or decreases in the value of one or more of the basket B currencies relative to the U.S. dollar (as measured by an increase in the corresponding exchange rate from its starting value) may cause an increase in the market value of the notes because of the expectation that the maturity payment on the notes will increase.

Conversely, decreases in the value of one or more of the basket A currencies relative to the U.S. dollar (as measured by an increase in the corresponding exchange rate from its starting value) or increases in one or more of the basket B currencies relative to the U.S. dollar (as measured by a decrease in the corresponding exchange rate from its starting value) may cause a decrease in the market value of the notes because of the expectation that the maturity payment on the notes will decrease. If you choose to sell your notes when the values of the basket A currencies relative to the U.S. dollar have underperformed compared to the values of the basket B currencies relative to the U.S. dollar, you will likely receive less than the amount you originally invested.

The values of the basket currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the basket currencies and the U.S. dollar are traded. Some of these factors are described in more detail in “—The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors” above.

Volatility of the Basket Currencies. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of each of the basket currencies relative to the U.S. dollar changes, as measured by the relevant exchange rate, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase. In addition, increases in U.S. interest rates relative to interest rates in the countries issuing the basket A currencies or decreases in the interest rates in the countries issuing the basket A currencies relative to the U.S. interest rates may decrease the future value of the basket A currencies relative to the U.S. dollar, which would generally tend to decrease the value of the notes. Conversely, decreases in U.S. interest rates relative to interest rates in the countries issuing the basket A currencies or increases in interest rates in the countries issuing the basket A currencies relative to U.S. interest rates may increase the future value of the basket A currencies relative to the U.S. dollar, which would generally tend to increase the value of the notes.

Increases in U.S. interest rates relative to interest rates in the countries issuing the basket B currencies or decreases in interest rates in the countries issuing the basket B currencies may decrease the future values of the basket B currencies relative to the U.S. dollar, which would tend to increase the value of the notes. Conversely, decreases in U.S. interest rates relative to interest rates in the countries issuing the basket B currencies or increases in interest rates in the countries issuing the basket B currencies relative to U.S. interest rates may increase the future values of the basket B currencies relative to the U.S. dollar, which would generally tend to decrease the value of the notes. Interest rates may also affect the economies of the countries issuing the basket currencies or of the United States and, in turn, the value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate.

Time Premium or Discount. As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the basket currencies relative to the U.S. dollar the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of each of the basket currencies relative to the U.S. dollar during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the basket currencies or in the other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the basket currencies. This hedging activity could affect the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Basket Currencies Is Not an Indication of the Future Performance of the Basket Currencies

The historical performance of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the relevant exchange rates during the term of the notes. Changes in the value of each basket currency relative to the U.S. dollar will affect the trading price of the notes, but it is impossible to predict whether the value of any of the basket currencies relative to the U.S. dollar will rise or fall.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

While the interbank market in foreign currencies is a global, around-the-clock market, your notes will not trade around the clock. Significant price and rate movements may take place in the underlying foreign exchange markets during hours when the notes are not traded that may be reflected when trading hours for the notes commence.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the basket currencies relative to the U.S. dollar used to calculate the maturity payment on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Inc. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Notes Based Upon Two Baskets of Currencies Due November 2008 (the “Notes”) are currency-linked securities issued by Citigroup Funding that have a maturity of approximately one year. The Notes pay an amount at maturity that will depend on the difference between (i) the Currency Basket A Return, which is the average percentage change in the value of the Brazilian real, Argentine peso, Indian rupee, South African rand, and Turkish lira (collectively, the “Basket A Currencies”) relative to the U.S. dollar from the Pricing Date to the Valuation Date and (ii) the Currency Basket B Return, which is the average percentage change in the value of the Swiss franc, Japanese yen, Singapore dollar, Taiwan dollar, and Czech koruna (collectively, the “Basket B Currencies” and, together with the Basket A Currencies, the “Basket Currencies”) relative to the U.S. dollar during the same period. If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage), each of the Currency Basket A Return and the Currency Basket B Return as measured by each relevant exchange rate, from the pricing to the valuation date, is greater than approximately 20% to 22% (to be determined on the pricing date), the payment you will receive at maturity will equal 97% of your initial investment in the Notes plus the difference between the Currency Basket A Return and the Currency Basket B Return (expressed as a percentage) multiplied by the principal amount of each note you then hold. If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage), each of the Currency Basket A Return and the Currency Basket B Return as measured by each relevant exchange rate, from the pricing date to the valuation date, is greater than or equal to zero but less than or equal to approximately 20% to 22% (to be determined on the pricing date), the payment you will receive at maturity will be approximately 117% to 119% (to be determined on the pricing date) of the principal amount of each note you then hold. If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage), each of the Currency Basket A Return and the Currency Basket B Return as measured by each relevant exchange rate, from the pricing date to the valuation date, is less than zero, the payment you will receive at maturity will equal only 97% of the principal amount of each note you then hold. This will be true even if the return on the Basket A Currencies is greater than the return on the Basket B Currencies at one or more times during the term of the Notes but the Currency Basket A Return is less than the Currency Basket B Return on the valuation date. Because the amount you receive at maturity is determined by adding the supplemental return amount to 97%, not 100%, of the principal amount of the Notes, the supplemental return amount, if any, will be offset by an amount equal to 3% of the principal amount of the Notes, or US$30 per note.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDTRY Exchange Rate has increased from 1.00 to 2.00, it means the value of one Turkish lira (as measured against U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be US$        (        Notes). The Notes will mature on November        , 2008, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes.

Payment at Maturity

The Notes will mature on November        , 2008. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$970 plus a Supplemental Return Amount, which may be positive or zero.

Supplemental Return Amount

The Supplemental Return Amount will be based on the difference between the Currency Basket A Return and the Currency Basket B Return and will be calculated as follows:

•

If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than approximately 20% to 22% (to be determined on the Pricing Date), the Supplemental Return Amount per Note will equal the product of (i) US$1,000 and (ii) the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage).

•

If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than or equal to zero but less than or equal to approximately 20% to 22% (to be determined on the Pricing Date), the Supplemental Return Amount per Note will equal the product of (i) US$1,000 and (ii) approximately 20% to 22% (to be determined on the Pricing Date).

•	If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is less than zero, the Supplemental Return Amount per Note will equal zero.

The Currency Basket A Return will equal the sum of the Currency Returns for each of the Basket A Currencies, expressed as a percentage. The Basket A Currencies are the Brazilian real, Argentine peso, Indian rupee, South African rand, and Turkish lira.

The Currency Return for each of the Basket A Currencies will equal the following fraction:

Starting Exchange Rate –Ending Exchange Rate	×	Allocation Percentage (20%)
Starting Exchange Rate

The Currency Basket B Return will equal the sum of the Currency Returns for each of the Basket B Currencies, expressed as a percentage. The Basket B Currencies are the Swiss franc, Japanese yen, Singapore dollar, Taiwan dollar, and Czech koruna .

The Currency Return for each of the Basket B Currencies will equal the following fraction:

Starting Exchange Rate – Ending Exchange Rate	×	Allocation Percentage (20%)
Starting Exchange Rate

The starting exchange rate for the Brazilian real, Argentine peso, Indian rupee, South African rand, Turkish lira, Swiss franc, Japanese yen, Singapore dollar, Taiwan dollar, and Czech koruna will equal the USDBRL, USDARS, USDINR, USDZAR, USDTRY, USDCHF, USDJPY, USDSGD, USDTWD, and USDCZK exchange rate, respectively, on the pricing date, each as calculated by the calculation agent or reported, as described below.

The ending exchange rate for the Brazilian real, Argentine peso, Indian rupee, South African rand, Turkish lira, Swiss franc, Japanese yen, Singapore dollar, Taiwan dollar, and Czech koruna will equal the USDBRL, USDARS, USDINR, USDZAR, USDTRY, USDCHF, USDJPY, USDSGD, USDTWD, and USDCZK exchange rate, respectively, on the valuation date, each as calculated by the calculation agent or reported, as described below.

The starting exchange rate and the ending exchange rate for the USDZAR, USDTRY, USDCHF, USDJPY, USDSGD, and USDCZK will be calculated using exchange rates provided by the European Central Bank and reported by Bloomberg on Page “ECB3”. Because the European Central Bank does not provide exchange rates for South African rand, Turkish lira, Swiss franc, Japanese yen, Singapore dollar, and Czech koruna relative to the U.S. dollar, the calculation agent will calculate these rates using the exchange rates for the South African rand, Turkish lira, Swiss franc, Japanese yen, Singapore dollar, and Czech koruna relative to the European Union euro and the exchange rate for the U.S. dollar relative to the European Union euro, each of which are provided by the European Central Bank and reported by Bloomberg on Page “ECB3”.

The Pricing Date means the date on which the Notes are priced for initial sale to the public.

The Valuation Date will be the fifth Business Day before maturity.

The USDBRL exchange rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian real per one U.S. dollar, as reported by Bloomberg on Page “NDFL” in the Brazil row, or any substitute page, for a relevant date.

The USDARS exchange rate will equal the U.S. dollar/Argentine peso exchange rate in the global spot foreign exchange market, expressed as the amount of Argentine peso per one U.S. dollar, as reported by Bloomberg on Page “NDFL” in the Argentina row, or any substitute page, for a relevant date.

The USDINR exchange rate will equal the U.S. dollar/Indian rupee exchange rate in the global foreign exchange market expressed as the amount of Indian rupee per one U.S. dollar, as reported by Bloomberg on Page “NDFF” in the India row, or any substitute page, for a relevant date.

The USDZAR exchange rate will equal the U.S. dollar/South African rand exchange rate in the global foreign exchange market, expressed as the amount of South African rand per one U.S. dollar. The USDZAR exchange rate will be calculated by the calculation agent by dividing the EURZAR exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURZAR exchange rate will equal the European Union euro/South African rand exchange rate in the global spot foreign exchange market, expressed as the amount of South African rand per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDTRY exchange rate will equal the U.S. dollar/Turkish lira exchange rate in the global spot foreign exchange market, expressed as the amount of Turkish lira per one U.S. dollar. The USDTRY exchange rate will be calculated by the calculation agent by dividing the EURTRY exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURTRY exchange rate will equal the European Union euro/Turkish lira exchange rate in the global spot foreign exchange market, expressed as the amount of Turkish lira per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDCHF exchange rate will equal the U.S. dollar/Swiss franc exchange rate in the global foreign exchange market expressed as the amount of Swiss franc per one U.S. dollar. The USDCHF exchange rate will be calculated by the calculation agent by dividing the EURCHF exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURCHF exchange rate will equal the European Union euro/Swiss franc exchange rate in the global spot foreign exchange market, expressed as the amount of Swiss franc per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDJPY exchange rate will equal the U.S. dollar/Japanese yen exchange rate in the global foreign exchange market expressed as the amount of Japanese yen per one U.S. dollar. The USDJPY exchange rate will be calculated by the calculation agent by dividing the EURJPY exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURJPY exchange rate will equal the European Union euro/Japanese yen exchange rate in the global spot foreign exchange market, expressed as the amount of Japanese yen per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDSGD exchange rate will equal the U.S. dollar/Singapore dollar exchange rate in the global foreign exchange market expressed as the amount of Singapore dollar per one U.S. dollar. The USDSGD exchange rate will be calculated by the calculation agent by dividing the EURSGD exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURSGD exchange rate will equal the European Union euro/Singapore dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Singapore dollar per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The USDTWD exchange rate will equal the U.S. dollar/Taiwan dollar exchange rate in the global foreign exchange market expressed as the amount of Taiwan dollars per one U.S. dollar, as reported by Bloomberg on Page “NDFF” in the Taiwan row, or any substitute page, for a relevant date.

The USDCZK exchange rate will equal the U.S. dollar/Czech koruna exchange rate in the global foreign exchange market expressed as the amount of Czech koruna per one U.S. dollar. The USDCZK exchange rate will be calculated by the calculation agent by dividing the EURCZK exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

The EURCZK exchange rate will equal the European Union euro/Czech koruna exchange rate in the global spot foreign exchange market, expressed as the amount of Czech koruna per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

If any of the USDBRL and USDARS is not so reported on Bloomberg Page “NDFL,” or any substitute page thereto, or if any of the USDINR and USDTWD is not so reported on Bloomberg Page “NDFF,” or any substitute page thereto, or if any of the EURZAR, EURTRY, EURCHF, EURJPY, EURSGD, EURCZK exchange rate is not so reported on Bloomberg Page “ECB3”, or any substitute page thereto, then the USDTRY, USDBRL, USDARS, USDZAR, USDINR, USDCHF, USDJPY, USDSGD, USDTWD or USDCZK exchange rates, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine if such quotation is reasonable. If no spot quotation is available, then the relevant exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

“Business Day” means any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

•	Pricing Date: November 20, 2007

•	Issue Date: November 26, 2007

•	Principal amount: US$1,000 per Note

•	Starting Exchange Rate of the USDBRL Exchange Rate: 1.7900

•	Starting Exchange Rate of the USDARS Exchange Rate: 3.1600

•	Starting Exchange Rate of the USDINR Exchange Rate: 39.30

•	Starting Exchange Rate of the USDZAR Exchange Rate: 6.7500

•	Starting Exchange Rate of the USDTRY Exchange Rate: 1.2100

•	Starting Exchange Rate of the USDCHF Exchange Rate: 1.1800

•	Starting Exchange Rate of the USDJPY Exchange Rate: 117.00

•	Starting Exchange Rate of the USDSGD Exchange Rate: 1.4600

•	Starting Exchange Rate of the USDTWD Exchange Rate: 32.500

•	Starting Exchange Rate of the USDCZK Exchange Rate: 19.3000

•

If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than 21%, the Supplemental Return Amount will equal the product of (i) US$1,000 and (ii) the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage).

•

If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than or equal to zero but less than or equal to 21%, the Supplemental Return Amount will equal the product of (i) US$1,000 and (ii) 21%.

•	If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is less than zero, the Supplemental Return Amount will equal zero.

•	Principal Protection at Maturity: 97% (US$970 per Note)

•	Maturity Date: November 26, 2008

•	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Supplemental Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency and the calculation formula of the Supplemental Return Amount.

	— Hypothetical Ending Levels (Basket A Currencies) —					— Hypothetical Ending Levels (Basket B Currencies) —
Example	USDBRL	USDARS	USDINR	USDZAR	USDTRY	USDCHF	USDJPY	USDSGD	USDTWD	USDCZK
1	1.7521	3.6210	38.08	6.7358	1.4287	1.2918	96.68	1.4358	24.263	10.1873
2	1.9145	3.5424	38.18	7.1615	1.0770	0.9957	117.28	1.3236	22.884	18.0698
3	1.7586	2.9523	32.85	5.6048	1.4798	0.9676	91.90	0.7555	27.385	27.3455
4	1.6903	2.9614	41.83	6.2557	1.0622	1.3882	90.68	1.0097	36.708	17.1818
5	1.7023	2.5861	42.08	8.0218	1.1397	1.2273	89.66	1.7094	20.271	26.2435
6	1.7854	3.0937	47.89	5.6317	1.4669	1.2531	145.84	1.1257	43.313	20.7530
7	1.5186	2.4429	42.23	8.3595	0.9137	1.3897	127.46	1.3053	25.678	24.6523
8	1.6106	3.8971	46.26	3.6056	1.1533	0.9027	109.87	1.9485	36.920	28.8951
9	2.1111	3.5229	37.15	5.8928	1.1006	1.4128	97.15	1.9860	48.112	22.8264
10	1.4812	2.7866	30.46	8.8280	1.1297	0.9059	115.68	2.1886	46.904	23.1486

Hypothetical Basket A Return (1)	Hypothetical Basket B Return (2)	Hypothetical Difference of Basket A Return and Basket B Return	Hypothetical Supplemental Return Amount (3)	Hypothetical Maturity Payment (4)	Hypothetical Return on the Notes
-5.446%	16.422%	-21.868%	$0.00	$970.00	-3.000%
-2.262%	12.137%	-14.399%	$0.00	$970.00	-3.000%
3.882%	12.352%	-8.470%	$0.00	$970.00	-3.000%
4.991%	6.744%	-1.753%	$0.00	$970.00	-3.000%
0.591%	0.786%	-0.194%	$0.00	$970.00	-3.000%
-4.833%	-9.749%	4.916%	$210.00	$1,180.00	18.000%
6.209%	-4.571%	10.780%	$210.00	$1,180.00	18.000%
4.051%	-13.436%	17.487%	$210.00	$1,180.00	18.000%
-0.442%	-21.020%	20.577%	$210.00	$1,180.00	18.000%
5.483%	-17.962%	23.444%	$234.44	$1,204.44	20.444%

(1) Hypothetical Currency Basket A Return = Sum of	(	Hypothetical Starting Exchange Rate – Hypothetical Ending Exchange Rate	×	Allocation Percentage (20%))
Hypothetical Starting Exchange Rate

for USDBRL, USDARS, USDINR, USDZAR and USDTRY Exchange Rates.

(2) Hypothetical Currency Basket B Return = Sum of	(	Hypothetical Starting Exchange Rate –Hypothetical Ending Exchange Rate	×	Allocation Percentage (20%))
Hypothetical Starting Exchange Rate

for USDCHF, USDJPY, USDSGD, USDTWD and USDCZK Exchange Rates.

(3)	If Hypothetical Currency Basket A Return minus Hypothetical Currency Basket B Return is greater than 21%, Hypothetical Supplemental Return Amount = US$1,000 x (Hypothetical Currency Basket A Return – Hypothetical Currency Basket B Return)

If Hypothetical Currency Basket A Return minus Hypothetical Currency Basket B Return is greater than or equal to 0% but less than or equal to 21%, Hypothetical Supplemental Return Amount = US$1,000 x 21% = US$210

If Hypothetical Currency Basket A Return minus Hypothetical Currency Basket B Return is less than 0%, Hypothetical Supplemental Return Amount = US$0

(4)	Hypothetical Maturity Payment per Note = US$970 + Hypothetical Supplemental Return Amount

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of % per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

THE BASKET CURRENCIES AND EXCHANGE RATES

General

The Basket A Currencies are the Brazilian real, Argentine peso, Indian rupee, South African rand, and the Turkish lira and the Basket B Currencies are the Swiss franc, Japanese yen, Singapore dollar, Taiwan dollar, and Czech koruna. Exchange rates are used to measure the value of each of the Basket Currencies relative to the U.S. dollar.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Brazilian real in the case of the USDBRL Exchange Rate, the U.S. dollar and the Argentine peso in the case of the USDARS Exchange Rate, the U.S. dollar and Indian rupee in the case of the USDINR Exchange Rate, the U.S. dollar and the South African rand in the case of the USDZAR Exchange Rate, the U.S. dollar and the Turkish lira in the case of the USDTRY Exchange Rate, the U.S. dollar and the Swiss franc in the case of the USDCHF Exchange Rate, the U.S. dollar and the Japanese yen in the case of the USDJPY Exchange Rate, the U.S. dollar and the Singapore dollar in the case of the USDSGD Exchange Rate, the U.S. dollar and the Taiwan dollar in the case of the USDTWD Exchange Rate, and the U.S. dollar and the Czech koruna in the case of the USDCZK Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in the value of any Basket Currency will cause a decrease in its exchange rate, while a decrease in the value of any Basket Currency will cause an increase in its exchange rate.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Argentine peso is the official currency of Argentina.

The Indian rupee is the official currency of the Republic of India.

The South African rand is the official currency of South Africa.

The Turkish lira is the official currency of the Republic of Turkey.

The Swiss franc is the official currency of Switzerland.

The Japanese yen is the official currency of Japan.

The Singapore dollar is the official currency of Singapore.

The Taiwan dollar is the official currency of the Republic of China within the areas of Taiwan, Penghu, Kinmen, and Matsu.1

The Czech koruna is the official currency of the Czech Republic.

We have obtained all information in this pricing supplement relating to the Brazilian real, Argentine peso, Indian rupee, South African rand, Turkish lira, Swiss franc, Japanese yen, Singapore dollar, Taiwan dollar, Czech koruna and the relevant exchange rates from public sources, without independent verification. Currently, the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in “Description of the Notes—Supplemental Return Amount” above.

[1]	Originally issued by the Bank of Taiwan, it has been issued by the Central Bank of China since 2000.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	Basket A Currencies
	USDBRL Exchange Rate		USDARS Exchange Rate		USDINR Exchange Rate		USDZAR Exchange Rate		USDTRY[2] Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	2.4691	2.2932	3.2050	1.9917	48.85	48.24	12.3010	10.9600	1.4505	1.3095
Second	2.8593	2.2709	3.8675	2.6733	49.06	48.80	11.2750	9.6925	1.6386	1.2941
Third	3.8949	2.8147	3.7912	3.4967	48.84	48.38	10.9300	9.9300	1.6974	1.6031
Fourth	3.9552	3.4278	3.7608	3.3630	48.45	47.96	10.4950	8.5910	1.6874	1.5247
2003
Quarter
First	3.6623	3.2758	3.3625	2.8710	48.02	47.50	9.0236	7.8832	1.7632	1.5962
Second	3.3359	2.8491	2.9792	2.7485	47.46	46.47	8.2650	7.1212	1.6977	1.4143
Third	3.0740	2.8219	2.9773	2.7582	46.48	45.72	7.8010	6.9853	1.4406	1.3532
Fourth	2.9546	2.8268	2.9898	2.8330	45.94	45.27	7.2134	6.1731	1.5232	1.3654
2004
Quarter
First	2.9878	2.8022	2.9613	2.8550	45.63	43.39	7.3509	6.2448	1.3977	1.3152
Second	3.2051	2.8743	2.9743	2.8037	46.20	43.56	7.0933	6.2298	1.5558	1.3069
Third	3.0747	2.8586	3.0718	2.9382	46.46	45.64	6.7047	5.8948	1.5323	1.4292
Fourth	2.8847	2.6544	2.9913	2.9343	45.92	43.58	6.6263	5.6236	1.5109	1.3445
2005
Quarter
First	2.7621	2.5621	2.9718	2.8893	44.02	43.36	6.3623	5.6188	1.3995	1.2610
Second	2.6598	2.3504	2.9188	2.8650	43.83	43.30	6.9264	5.9723	1.3916	1.3392
Third	2.4656	2.2222	2.9195	2.8592	44.12	43.39	6.9253	6.2458	1.3717	1.3160
Fourth	2.3735	2.1633	3.0523	2.9082	46.33	44.09	6.7945	6.3002	1.3750	1.3436
2006
Quarter
First	2.3460	2.1067	3.0845	3.0305	45.05	44.07	6.3682	5.9673	1.3624	1.3028
Second	2.3711	2.0586	3.0898	3.0367	46.43	44.61	7.5092	5.9634	1.7065	1.3164
Third	2.2188	2.1282	3.1068	3.0658	46.95	45.86	7.7628	6.7480	1.5900	1.4400
Fourth	2.1870	2.1331	3.1072	3.0492	45.84	44.23	7.9445	6.9830	1.5152	1.4153
2007
Quarter
First	2.1556	2.0504	3.1068	3.0553	44.61	43.14	7.5010	6.9307	1.4566	1.3815
Second	2.0478	1.9047	3.1008	3.0722	43.15	40.45	7.3043	6.9160	1.3879	1.2985
Third	2.1124	1.8389	3.1730	3.0915	41.57	39.70	7.4735	6.8177	1.3991	1.2102
Fourth (through October 25)	1.8284	1.7896	3.1797	3.1470	39.79	39.31	6.9303	6.6000	1.2444	1.1861

[2]	In December 2003, the Grand National Assembly of Turkey passed a law to remove six zeroes from the denomination of the Turkish lira (replacing the previous lira at a rate of 1 new Turkish lira = 1,000,000 old Turkish lira). The change was effective on January 1, 2005. The data in this table and in the graph below have been adjusted to reflect this revaluation.

The USDBRL Exchange Rate appearing on Bloomberg page “NDFL” on October 25, 2007 was 1.7896. The USDARS Exchange Rate appearing on Bloomberg page “NDFL” on October 25, 2007 was 3.1797. The USDINR Exchange Rate appearing on Bloomberg page “NDFF” on October 25, 2007 was 39.54. The USDZAR Exchange Rate, as calculated by dividing the EURZAR exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” October 25, 2007, was 6.6000. The USDTRY Exchange Rate, as calculated by dividing the EURTRY exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on October 25, 2007, was 1.1965.

	Basket B Currencies
	USDCHF Exchange Rate		USDJPY Exchange Rate		USDSGD Exchange Rate		USDTWD Exchange Rate		USDCZK Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	1.7179	1.6412	134.81	127.88	1.8518	1.8203	35.123	34.900	37.0751	35.0819
Second	1.6735	1.4758	133.39	118.50	1.8469	1.7612	35.002	33.559	35.0171	29.3404
Third	1.5252	1.4424	123.25	115.71	1.7840	1.7317	34.991	32.975	32.0211	29.1350
Fourth	1.5082	1.3850	125.29	118.61	1.8073	1.7354	35.194	34.384	31.7270	30.1106
2003
Quarter
First	1.4056	1.3235	121.46	116.56	1.7718	1.7260	34.833	34.461	30.2774	28.6661
Second	1.4055	1.2838	120.96	115.95	1.7872	1.7180	35.012	34.505	29.8441	26.3944
Third	1.4236	1.3220	120.54	110.54	1.7649	1.7260	34.583	33.741	30.0610	27.3292
Fourth	1.3745	1.2335	111.11	106.93	1.7460	1.6983	34.235	33.686	27.9517	25.6611
2004
Quarter
First	1.3017	1.2200	112.17	103.87	1.7160	1.6730	33.980	33.081	27.1960	25.3841
Second	1.3139	1.2373	114.83	103.75	1.7279	1.6658	33.791	32.770	27.6552	25.3836
Third	1.2847	1.2247	112.26	108.17	1.7274	1.6872	34.225	33.708	26.5117	25.1217
Fourth	1.2655	1.1326	111.24	102.32	1.6913	1.6337	33.923	31.756	25.6542	22.3427
2005
Quarter
First	1.2215	1.1434	107.49	102.04	1.6570	1.6199	32.202	30.728	23.4794	21.9700
Second	1.2835	1.1803	110.78	104.39	1.6852	1.6352	31.750	31.126	24.9129	23.0212
Third	1.3066	1.2306	113.29	109.02	1.7044	1.6491	33.303	31.650	25.4099	23.1759
Fourth	1.3247	1.2736	121.06	113.49	1.7049	1.6633	33.780	32.865	25.1280	24.1148
2006
Quarter
First	1.3194	1.2591	119.06	113.51	1.6618	1.6138	32.850	31.860	24.5476	23.1072
Second	1.3100	1.1999	118.74	109.36	1.6164	1.5629	32.749	31.419	23.6853	21.8691
Third	1.2581	1.2218	118.02	113.84	1.5960	1.5677	33.045	32.179	22.8016	21.7595
Fourth	1.2719	1.1916	119.61	114.58	1.5907	1.5339	33.306	32.287	22.6417	20.7665
2007
Quarter
First	1.2550	1.2052	122.05	115.36	1.5449	1.5166	33.147	32.345	21.8509	20.7423
Second	1.2450	1.2016	124.06	117.72	1.5436	1.5110	33.415	32.738	21.4995	20.5920
Third	1.2201	1.1689	123.43	113.53	1.5426	1.4857	33.123	32.749	21.1580	19.4174
Fourth (through October 25)	1.1875	1.1666	117.76	113.93	1.4822	1.4559	32.600	32.501	19.5790	18.9489

The USDCHF Exchange Rate, as calculated by dividing the EURCHF exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on October 25, 2007, was 1.1672. The USDJPY Exchange Rate, as calculated by dividing the EURJPY exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on October 25, 2007, was 114.36. The USDSGD Exchange Rate, as calculated by dividing the EURSGD exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on October 25, 2007, was 1.4559. The USDTWD Exchange Rate appearing on Bloomberg page “NDFF” on October 25, 2007 was 32.513. The USDCZK Exchange Rate, as calculated by dividing the EURCZK exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on October 25, 2007, was 18.9489.

The following graphs show the daily values of each of the USDBRL, USDARS, USDINR, USDZAR, USDTRY, USDCHF, USDJPY, USDSGD, USDTWD, and USDCZK Exchange Rates in the period from January 2, 2002 through October 24, 2007 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

BASKET A CURRENCIES

BASKET B CURRENCIES

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument with contingent payments determined by reference to the value of multiple nonfunctional currencies and a maturity of one year, issued by Citigroup Funding. Each holder, by accepting a Note, agrees to this characterization of the Note. The remainder of this summary assumes such characterization of each Note and the holder’s agreement thereto.

United States Holders

The Notes are subject to special rules applicable to debt obligations with a maturity of one year or less. Under these rules, a U.S. Holder using the cash method of accounting generally will include amounts in income with respect to the Return Amount at the time that such payment is received. U.S. Holders using an accrual method of accounting generally are required to accrue original issue discount with respect to a Note. The rules applicable to short-term debt obligations do not address how to accrue income with respect to a future contingent payment such as the Return Amount that will be paid at maturity. Moreover, while there are special U.S. federal income tax rules applicable to debt instruments with one or more contingent payments, and to foreign currency-linked instruments of that kind, that require U.S. Holders to accrue interest income using a specified methodology, those rules do not apply to short-term taxable debt obligations. Taxpayers using an accrual method of accounting generally are not required to include amounts in income until all the events have occurred that fix the right to receive the income and the amount of the income can be determined with reasonable accuracy. Accordingly, although no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, the following tax treatment, a U.S. Holder using the accrual method of accounting should not be required to include amounts in income in respect of the Return Amount prior to the date on which the amount of such payment becomes fixed.

At maturity or upon a sale or exchange of the Notes, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized, including payment of the Supplemental Return Amount, and such holder’s tax basis in the Notes. Under the special rules that apply to debt obligations that provide for payments of any amount determined by reference to the value of one or more foreign currencies, gain or loss at maturity or on sale or exchange of the Notes will be characterized as ordinary income or loss to the extent that such gain or loss is attributable to fluctuations in the exchange rates that comprise the Supplemental Return Amount, and will otherwise be characterized as short-term capital gain or loss. Accordingly, any gain realized at maturity will be treated as ordinary income. A U.S. Holder’s tax basis in the Notes generally will equal the cost of the Notes to such holder.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder to a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax. A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor a citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $             principal amount of Notes (             Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $             per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $             per Note on sales to certain other dealers. In addition, Financial Advisors employed by Smith Barney, the broker-dealer division of Citigroup Global Markets, will receive a fixed sales commission of $             per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•

in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup Inc.;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•

it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•

it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Republic of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•

no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of such document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$             principal amount

Notes Based Upon

Two Baskets of Currencies

Due November      2008

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)